

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2014

Via E-mail
Miguel Dotres
Chief Executive Officer
OICco Acquisition IV, Inc.
5881 NW 151 Street, Suite 216
Miami Lakes, FL 33014

     Re: **OICco Acquisition IV, Inc.**
             Post-Effective Amendment No. 1 to Registration Statement
             on Form S-1
             File No. 333-165760
             Filed May 1, 2014

Dear Mr. Dotres:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to provide the disclosure required by Items 202, 401, 403, and 407 of Regulation S-K assuming the merger has been consummated. For example, you should disclose the rights and privileges of the preferred stock to be issued, the executive officers and directors, beneficial ownership, and corporate governance structure of the combined company on a post-merger basis.

2.   We note that you have sold your entire direct offering amount of 1,000,000 shares of common stock, but Mr. Dotres has not sold any of his shares in the secondary offering. Please revise to clarify whether the offering has terminated, other than the reconfirmation offering for the 1,000,000 shares that have already been sold.

3.   Please be aware that any shares sold by Mr. Dotres under this registration statement are still subject to the escrow requirements of Rule 419. In this regard, we refer you to Rule 419(e)(3) regarding the conditions for release of deposited securities and fund. We note further that any shares held by Mr. Dotres that are not sold in the registered offering prior to the close of the merger with VapAria will remain restricted securities, and that the Rule 144 safe harbor is not available for the resale of securities issued by a shell company until such time as the requirements of Rule 144(i)(2) are met. Please acknowledge your understanding of the foregoing.

4.   Please advise us why you have omitted the risk factors related to the registrant and your blank check structure.

5.   Please update your financial statements to comply with Rule 8-04 of Regulation S-X, and revise related disclosure throughout the filing accordingly.

Reconfirmation Offering, page 1

6.   Please revise to disclose the amounts held in escrow in total and on a per share basis. Please also specify the amounts of gross offering proceeds and other amounts disbursed from escrow proceeds.

VapAria Corporation

Acquisition Candidate, page 22

7.   On page 22, you disclose "we are in the process of filing and/or licensing additional divisional patents and Continuation in Part (CIP) patents derived from our current portfolio, technology and ongoing research and development." However, on pages 29 and 40, you indicate that VapAria has no employees and has commenced only organizational activities through fiscal year 2013. Please revise to clarify whether these prospective patent application and research and development activities are being undertaken by VapAria, Messrs. Chong and Barkowski in their individual capacity, Chong Corporation, or any other entity.

Exclusive License and Option to License Agreement, page 22

8.   Please revise to describe the termination provisions of the Exclusive License and Option to License Agreement, and clarify under what circumstances VapAria could lose its rights to the intellectual property under the agreement.

Miguel Dotres
OICco Acquisition IV, Inc.
May 28, 2014
Page 3

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

9.   On page 32, you disclose that VapAria estimates that it needs $1.5 million to fund operations for the next year. Please revise to provide sufficient detail as to the expenses and activities expected to be funded by this amount. You may provide plan of operations disclosure for the next 12 months or similar disclosures as well.

Executive Compensation of Acquisition Candidate, page 31

10.   Please revise to clarify whether you plan on compensating your executive officers or directors after the merger. We note page 41 of VapAria's financial statements footnotes references plans to create a stock-based compensation plan.

Certain Relationships and Related Transactions, page 31

11.   On pages 2, 23, and 42, you reference a $50,000 loan from VapAria's founders and other advances from affiliated entities of $6,490. Please revise this section to describe the material terms of these and any other related party transactions not already described, as required by Item 404(a) and (d) of Regulation S-K. Also, VapAria's liquidity and capital resources disclosure on page 29 should address its ability to meet its obligations for this loan. Further, please file the $50,000 loan agreement as an exhibit, as required by Item 601(b)(10).

Security Ownership of Acquisition Candidate, page 31

12.   Please revise here or in another section to provide a description of VapAria's securities. We refer you to Item 202 of Regulation S-K. In particular, please clarify whether the preferred stock issued to Chong Corporation has voting rights and dividend provisions. If so, please revise VapAria's beneficial ownership tables to reflect the total voting power of Mr. Chong and/or the Chong Corporation.

VapAria Risk Factors, page 32

13.   Please add a risk factor that addresses the risk that the Exclusive License and Option to License Agreement may be terminated if VapApria fails to meet its obligations under the agreement.

14.   Please add a risk factor that addresses the regulatory risks related to VapAria's planned business in light of your disclosure on pages 23 through 25 that VapAria's products may be subject to FDA oversight.

Exhibits

15.   We note that Messrs. Chong and Barkowski are co-inventors of the patent and patent applications subject to the Exclusive License and Option to License Agreement, which they assigned to Chong Corporation. Please file the intellectual property assignment agreement between the co-inventors and Chong Corporation as an exhibit, as required by Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-mail
        Charles B. Pearlman, Esq.
        Pearlman Schneider LLP